U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Rice                                Thomas                 E.
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   (Last)                           (First)             (Middle)
Journal Register Company
State Street Square
50 West State Street
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                                    (Street)

Trenton                               NJ                 08608
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

Journal Register Company
JRC
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

05/31/2001

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

Senior Vice President, Operations
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, $.01 par value per share 5/11/01        P               750         A     $16.70    41,360         D
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Time Option                                                                    Common
(Right to Buy)     $14.00000 05/20/97  A        26,237       (1)      05/20/07 Stock     26,237           26,237     D
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Time Option                                                                    Common
(Right to Buy)     $21.00000 05/20/97  A        26,237       (1)      05/20/07 Stock     26,237           26,237     D
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Time Option                                                                    Common
(Right to Buy)     $22.50000 05/01/98  A        24,000       (2)      05/01/08 Stock     24,000           24,000     D
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Time Option                                                                    Common
(Right to Buy)     $14.71875 05/03/99  A        24,000       (3)      05/03/09 Stock     24,000           24,000     D
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Time Option                                                                    Common
(Right to Buy)     $14.62500 05/01/00  A        24,000       (4)      05/01/10 Stock     24,000           24,000     D
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Time Option                                                                    Common
(Right to Buy)     $15.82500 05/01/01  A    V   24,000       (5)      05/01/11 Stock     24,000           24,000     D
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Explanation of Responses:
(1) Options to purchase shares of Common Stock vested and became exercisable as to 20% of these options on May 20, 1998, 1999, 2000 and 2001 and the remainder will vest and become exercisable on May 20, 2002.
(2) Options to purchase shares of Common Stock vested and became exercisable as to 20% of these options on May 1, 1999, 2000 and 2001 and the remainder will vest and become exercisable 20% per year on May 1, 2002 and 2003.
(3) Options to purchase shares of Common Stock vested and became exercisable as to 20% of these options on May 3, 2000 and 2001, and the remainder will vest and become exercisable 20% per year on May 3, 2002, 2003 and 2004.
(4) Options to purchase shares of Common Stock vested and became exercisable as to 20% of these options on May 1, 2001, and the remainder will vest and become exercisable 20% per year on May 1, 2002, 2003, 2004 and 2005.
(5) Options to purchase shares of Common Stock will vest and become exercisable on May 1, 2002 to the extent of 20% of the total number of options granted and the remainder will vest and become exercisable on each successive anniversary to the extent of 20% of the total number of options granted.


/s/  Thomas E. Rice                                        June 6, 2001
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      **Signature of Reporting Person                             Date
     Thomas E. Rice

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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